Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements of

NEXGEN ENERGY LTD.

June 30, 2019 and 2018

NEXGEN ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (Expressed in Canadian Dollars) (Unaudited) As at
	Note	June 30, 2019	December 31, 2018
ASSETS
Current
Cash and cash equivalents		$84,323,653	$125,059,189
Amounts receivable		771,672	386,939
Prepaid expenses and other assets		951,940	266,353
		86,047,265	125,712,481
Non-current
Deposits		119,835	514,711
Exploration and evaluation assets	5	226,399,040	194,128,594
Equipment	8	8,762,645	6,511,779
		235,281,520	201,155,084
TOTAL ASSETS		$321,328,785	$326,867,565

LIABILITIES
Current
Accounts payable and accrued liabilities		$5,477,313	$5,966,921
Current portion of lease liabilities	4, 6	637,712	–
Flow-through share premium liability	7	242,166	550,392
		6,357,191	6,517,313
Non-current
Deferred income tax liability		597,007	199,366
Deferred lease inducement		–	33,412
Long-term lease liabilities	4, 6	2,320,312	–
Convertible debentures	9	125,266,147	138,190,884
		128,183,466	138,423,662
TOTAL LIABILITIES		134,540,657	144,940,975

EQUITY
Share capital	10	214,560,948	208,711,135
Reserves	10	47,000,169	41,629,049
Accumulated other comprehensive loss		(716,204)	97,675
Accumulated deficit		(90,220,533)	(85,143,089)
		170,624,380	165,294,770
Non-controlling interests		16,163,748	16,631,820
TOTAL EQUITY		186,788,128	181,926,590

TOTAL LIABILITIES AND EQUITY		$321,328,785	$326,867,565

Nature of operations (Note 2)

Commitments (Note 7)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 8, 2019

NEXGEN ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS (PROFIT) AND COMPREHENSIVE LOSS (PROFIT) (Expressed in Canadian Dollars) (Unaudited)
		For the three months ended		For the six months ended

	Note	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Salaries, benefits and directors’ fees	11	$1,109,343	$1,726,221	$2,016,052	$2,703,396
Office and administrative		635,631	392,305	1,197,139	865,249
Professional fees		1,061,373	323,709	1,795,876	937,652
Travel		241,560	223,376	514,750	426,147
Depreciation	8	598,995	339,970	1,187,657	623,569
Share-based payments	10, 11	3,522,771	5,433,453	5,965,144	7,141,010
Finance income		(511,300)	(617,126)	(1,117,507)	(1,209,671)
Rental Income		(7,577)	–	(15,153)	–
Mark to market loss (gain) on convertible debentures	9	2,218,823	14,520,153	(13,738,616)	(20,703,483)
Interest expense	9	3,006,431	3,148,350	5,997,807	5,993,926
Interest on lease liabilities	6	53,280	–	108,781	–
Foreign exchange loss (gain)		579,785	(1,024,967)	1,544,171	(2,347,525)
Loss on disposal of equipment		–	6,815	–	6,065
Loss (profit) from operations		$12,509,115	$24,472,259	$5,456,101	$(5,563,665)
Deferred income tax expense (recovery)		12,134	(62,605)	89,415	(53,573)
Loss (profit) for the period		$12,521,249	$24,409,654	$5,545,516	$(5,617,238)

Other Comprehensive Income
Change in fair value of convertible debentures attributable to the change in credit risk	9	813,879	–	813,879	–
Total comprehensive loss (profit) for the period		$13,335,128	$24,409,654	$6,359,395	$(5,617,238)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

NEXGEN ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS (PROFIT) AND COMPREHENSIVE LOSS (PROFIT) (continued) (Expressed in Canadian Dollars) (Unaudited)

		For the three months ended		For the six months ended

	Note	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Loss (profit) attributable to:
Shareholders of NexGen Energy Ltd.		$12,311,087	$24,304,876	$5,077,444	$(5,937,322)
Non-controlling interests in IsoEnergy Ltd.		210,162	104,778	468,072	320,084
Loss (profit) for the period		$12,521,249	$24,409,654	$5,545,516	$(5,617,238)

Total comprehensive loss (profit) attributable to:
Shareholders of NexGen Energy Ltd.		$13,124,966	$24,304,876	$5,891,323	$(5,937,322)
Non-controlling interests in IsoEnergy Ltd.		210,162	104,778	468,072	320,084
Total comprehensive loss (profit) for the period		$13,335,128	$24,409,654	$6,359,395	$(5,617,238)

Loss (profit) per common share attributable to the Company’s common shareholders
Basic Loss (profit) per common share	16	$0.04	$0.07	$0.01	$(0.02)
Diluted Loss (profit) per common share	16	$0.04	$0.07	$0.03	$0.02
Weighted average number of common shares outstanding
Basic	16	353,802,907	343,884,155	352,741,003	343,259,173
Diluted	16	353,802,907	343,884,155	400,824,340	406,662,992

The accompanying notes are an integral part of the condensed consolidated interim financial statements

NEXGEN ENERGY LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars) (Unaudited)

					Accumulated
		Number of			other
		Common	Share		comprehensive	Accumulated	Non-controlling
	Note	Shares	Capital	Reserves	Income	Deficit	Interests	Total

Balance as at December 31, 2017		339,339,356	$196,311,184	$28,050,059	$–	$(88,038,390)	$12,017,852	$148,340,705
Exercise of options	10	5,433,334	4,353,949	(1,708,615)	–	–	–	2,645,334
Issue of shares on convertible
debenture interest payments	10	745,378	2,154,142	–	–	–	–	2,154,142
Share-based payments	10	–	–	8,905,769	–	–	–	8,905,769
Issue of shares of subsidiary to
non-controlling interests		–	–	–	–	(892,202)	3,182,501	2,290,299
Profit (loss) for the period		–	–	–	–	5,937,322	(320,084)	5,617,238
Impact of adopting IFRS 9		–	–	–	(503,146)	503,146	–	–
Balance as at June 30, 2018		345,518,068	$202,819,275	$35,247,213	$(503,146)	$(82,490,124)	$14,880,269	$169,953,487

Balance as at December 31, 2018		351,237,062	$208,711,135	$41,629,049	$97,675	$(85,143,089)	$16,631,820	$181,926,590
Exercise of options	10	3,483,333	3,829,683	(1,409,017)	–	–	–	2,420,666
Share-based payments	10	–	–	6,780,137	–	–	–	6,780,137
Issue of shares on convertible
debenture interest payments	10	1,041,304	2,020,130	–	–	–	–	2,020,130
Profit (loss) for the period		–	–	–	–	(5,077,444)	(468,072)	(5,545,516)
Other comprehensive income		–	–	–	(813,879)	–	–	(813,879)

Balance as at June 30, 2019		355,761,699	$214,560,948	$47,000,169	$(716,204)	$(90,220,533)	$16,163,748	$186,788,128

The accompanying notes are an integral part of the condensed consolidated interim financial statements

NEXGEN ENERGY LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars) (Unaudited) For the six months ended
	June 30, 2019	June 30, 2018
Cash flows (used in) from operating activities
Profit (loss) for the period	$(5,545,516)	$5,617,238
Items not involving cash:
Depreciation	1,187,657	623,569
Share-based payments	5,965,144	7,141,010
Amortization of deferred lease inducement	–	(20,048)
Unrealized foreign exchange loss (gain) on cash and cash equivalents	1,060,926	(2,285,796)
Deferred income tax expense (recovery)	89,415	(53,573)
Mark to market gain on convertible debentures	(13,738,616)	(20,703,483)
Interest expense	5,997,807	5,993,926
Accretion expense	108,781	–
Gain on disposal of equipment	–	6,065
Changes in non-cash working capital items:
Amounts receivable	(133,196)	188,374
Prepaid expenses	(685,587)	(363,577)
Deposits	394,876	(61,784)
Accounts payable and accrued liabilities	(1,349,025)	(799,611)
	(6,647,334)	(4,717,690)
Cash flows (used in) from investing activities
Exploration and evaluation asset expenditures	(30,438,528)	(17,605,107)
Acquisition of equipment	(612,011)	(1,659,443)
	(31,050,539)	(19,264,550)
Cash flows (used in) from financing activities
Cash from exercise of options and warrants, net of share issuance costs	2,420,666	2,645,334
Payment of lease liabilities	(373,137)	–
Shares of subsidiary issued to non-controlling interests for cash, net of share issuance costs	–	924,500
Interest paid on convertible debentures	(4,024,266)	(3,888,006)
	(1,976,737)	(318,172)
Change in cash and cash equivalents	(39,674,610)	(24,300,412)
Cash and cash equivalents, beginning of period	125,059,189	164,943,850
Effect of exchange rate fluctuations on cash held	(1,060,926)	2,285,796
Cash and cash equivalents, end of period	$84,323,653	$142,929,234

Cash and cash equivalents consist of:
Cash	$84,323,653	$142,929,234
Cash equivalents	–	–
Cash and cash equivalents	$84,323,653	$142,929,234

Supplemental disclosure with respect to cash flows (Note 15)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

1.       REPORTING ENTITY

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

On April 19, 2013, the Company (as it was then called, Clermont Capital Inc. (“Clermont”)) completed its qualifying transaction, which was effected pursuant to an amalgamation agreement dated December 31, 2012 (the “Amalgamation Agreement”) amongst Clermont, 0957633 B.C. Ltd., a wholly owned subsidiary of Clermont, and NexGen Energy Ltd. (“Old NexGen”). Pursuant to the Amalgamation Agreement, the shareholders of Old NexGen were issued one common share of Clermont (on a post-share consolidation basis) for everyone Old NexGen common share held immediately prior to the completion of the amalgamation. In connection with the Qualifying Transaction, Clermont also completed a consolidation of its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.”. The Company’s acquisition of Old NexGen was accounted for as a reverse takeover.

The Company commenced trading on the TSX Venture Exchange (“TSX-V”) as a Tier 2 Issuer under the symbol “NXE” on April 23, 2013. On August 7, 2015, the Company became a Tier 1 Issuer. On July 15, 2016, NexGen graduated and commenced trading on the Toronto Stock Exchange (“TSX”) under its existing symbol. The Company’s common shares ceased trading on the OTCQX Best Market under the symbol “NXGEF” upon the commencement of trading on the NYSE American LLC (“NYSE American”) under the symbol “NXE” on May 17, 2017.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In the three months ended June 30, 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (Note 5). Subsequent to the transfer, IsoEnergy shares were issued to third parties pursuant to external financings and listed its common shares on the TSX-V, with NexGen retaining 53.35% of IsoEnergy’s outstanding common shares as at June 30, 2019 (December 31, 2018 - 53.35%).

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at June 30, 2019, the Company had an accumulated deficit of $90,220,533 and working capital of $79,690,074. The Company will be required to obtain additional funding in order to continue with the exploration and development of its mineral properties and to repay its convertible debentures (Note 9), if required.

The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen's ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

3.       BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements for the six months ended June 30, 2019, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required by International Financial Reporting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2018. Accordingly, accounting policies applied other than as discussed in Note 4 are the same as those applied in the Company’s annual financial statements. These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 8, 2019.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

3.       BASIS OF PRESENTATION (continued)

Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value, including the convertible debentures issued by the Company (Note 9). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All monetary references expressed in these notes are references to Canadian dollar amounts (“$”), except otherwise noted. These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

Critical accounting judgments, estimates and assumptions

The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the asset or liability affected in future periods. Significant areas of estimation uncertainty are the same as those described in the Company’s 2018 annual financial statements, except for significant judgements and key sources of estimation uncertainty related to the application of IFRS 16, which are described in Note 4.

Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

4.       SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the audited financial statements for the year ended December 31, 2018, and have been consistently followed in the preparation of these condensed consolidated interim financial statements except for the following change in accounting policy:

Change in accounting policy:

The Company has adopted all of the requirements of IFRS 16 Leases (“IFRS 16”), as of January 1, 2019, using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 Leases (“IAS 17”). IFRS 16 specifies how to recognize, measure, present and disclose leases. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all major leases. The impact of the of the transition is shown in Note 4(e) below.

The following is the Company’s new accounting policy for leases under IFRS 16:

(a)	Classification

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contracts conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

-	The contract involves the use of an identified asset - this may be specific explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

-	The Company has the right to obtain substantially all of the economic benefit from use of the asset throughout the period of use; and

-	The Company has the right to direct the use of the asset. The Company has this right when is has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

4.       SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Measurement

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of the property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrow rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

(c)	Remeasurement

The lease liability is measured at amortized costs using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in index or rate., if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss in the carrying amount of the right-of-use asset has been reduced to zero.

(d)	Short-term leases and leases of low-value assets

The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases is recognized as an expense on a straight-line basis over the lease term.

(e)	Impact of transition to IFRS 16

On initial application, the Company has elected to record right-of-use assets based on the corresponding lease liability. Right-of-use assets and lease obligations of $2,826,512 and $3,222,380, respectively, were recorded as of January 1, 2019, with no net impact on retained earnings. When measuring lease liabilities, the Company discounted lease payments using an incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 7.40%.

5.       EXPLORATION AND EVALUATION ASSETS

(a)	Rook I Property

The Rook I Project is located in Northern Saskatchewan, approximately 40 kilometres (km) east of the Saskatchewan - Alberta border, approximately 150 km north of the town of La Loche and 640 km northwest of the City of Saskatoon and consists of 32 contiguous mineral claims totalling 35,065 hectares.

The Rook I Project hosts the Arrow deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. The Company released an updated mineral resource estimate and the results of a pre-feasibility study in November 2018, in each case, in respect of the Arrow deposit.

NexGen has a 100% interest in the claims subject only to: (i) a 2% net smelter return royalty (“NSR”); and (ii) a 10% production carried interest, in each case, only on claims S-113928 to S-113933 (the Arrow deposit is not located on any of these claims). The NSR may be reduced to 1% upon payment of $1 million. The 10% production carried interest provides for the owner to be carried to the date of commercial production.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

5.       EXPLORATION AND EVALUATION ASSETS (continued)

(b)	Other Athabasca Basin Properties

The Other Athabasca Basin Properties are a portfolio of early stage mineral properties in the Athabasca Basin. The properties are grouped geographically as “SW1”, “SW2” and “SW3”. The SW2 properties are held directly by NexGen. The SW1 and SW3 properties are held by NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd., respectively, each a wholly owned subsidiary.

(c)	IsoEnergy Properties

The IsoEnergy Properties consist of (i) a 100% interest in the Radio Project, Saskatchewan (subject to a 2% net smelter return royalty and 2% gross overriding royalty); (ii) a 100% interest in the Thorburn Lake Project, Saskatchewan  (subject to a 1% net smelter return royalty and a 10% carried interest which can be reduced to 1% at the holder’s option upon completion of a bankable feasibility study); (iii) a 100% interest, in each of the Madison, 2Z, Carlson Creek and North Thorburn properties, Saskatchewan; (iv) a 100% interest in the Mountain Lake property, Nunavut; (v) a 100% interest in the Geiger property, Saskatchewan; (vi) a 100% interest in the Laroque East property, Saskatchewan that consists of 6 mineral claims constituting 3,200 hectares; and (vi) a portfolio of newly staked claims in Saskatchewan, all of which are early stage exploration properties.

The following is a summary of the capitalized costs on the projects described above.

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
	$	$	$	$
Acquisition costs:
Balance, December 31, 2018	235,077	1,457,607	26,622,545	28,315,229
Additions	–	–	3,767	3,767
Balance, June 30, 2019	235,077	1,457,607	26,626,312	28,318,996

Deferred exploration costs:
Balance, December 31, 2018	148,658,925	6,530,533	10,623,907	165,813,365
Additions:
Drilling	15,014,405	–	1,124,574	16,138,979
General exploration	3,204,941	–	447,624	3,652,565
Geological and geophysical	7,077,872	81,042	418,984	7,577,898
Labour and wages	3,257,204	78,110	300,960	3,636,274
Share-based payments (Note 10)	758,794	–	56,199	814,993
Travel	395,184	–	50,786	445,970
	29,708,400	159,152	2,399,127	32,266,679
Balance, June 30, 2019	178,367,325	6,689,685	13,023,034	198,080,044

Total costs, June 30, 2019	178,602,402	8,147,292	39,649,346	226,399,040

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

5.       EXPLORATION AND EVALUATION ASSETS (continued)

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
	$	$	$	$
Acquisition costs:
Balance, December 31, 2017	235,077	1,457,607	24,737,248	26,429,932
Additions	–	–	1,885,297	1,885,297
Balance, December 31, 2018	235,077	1,457,607	26,622,545	28,315,229

Deferred exploration costs:
Balance, December 31, 2017	112,937,959	4,942,297	8,102,367	125,982,623
Additions:	–	–
Drilling	16,761,145	–	1,103,960	17,865,105
General exploration	2,885,003	(23,200)	142,069	3,003,872
Geological and geophysical	7,650,358	1,611,436	256,224	9,518,018
Labour and wages	5,008,846	–	693,611	5,702,457
Share-based payments (Note 10)	2,883,711	–	235,852	3,119,563
Travel	531,903	–	89,824	621,727
	35,720,966	1,588,236	2,521,540	39,830,742
Balance, December 31, 2018	148,658,925	6,530,533	10,623,907	165,813,365

Total costs, December 31, 2018	148,894,002	7,988,140	37,246,452	194,128,594

6.       LEASES

Right-of-use asset summary of adoption of IFRS 16 on January 1, 2019

	Office Lease Asset	Vehicle Lease Assets	Total Right-of-use Assets

Right-of-use asset created on adoption of IFRS 16 on January 1, 2019	$2,472,349	$354,163	$2,826,512
Depreciation of right-of-use asset	(242,800)	(61,305)	(304,105)

Right-of-use asset balance, June 30, 2019	$2,229,549	$292,858	$2,522,407

Office and vehicle lease right-of-use assets are included in property and equipment in the office, furniture and leasehold improvements, and field equipment categories, respectively (Note 8).

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

6.       LEASES (continued)

Lease obligation adoption summary of IFRS 16 on January 1, 2019

Six months ended
June 30, 2019

Lease obligation created on adoption of IFRS 16 on January 1, 2019	$3,222,380
Accretion expense	108,781
Lease payments	(373,137)

Balance, end of the period	$2,958,024
Less Current portion	(637,712)
Long-term lease liability	$2,320,312

On January 1, 2019 the Company adopted IFRS 16 - Leases retrospectively with the cumulative effect on initially applying the standard recognized at the date of initial application (see Note 4).

The leases are for office space and vehicle leases that extend to 2025 and 2022, respectively. The discount rates applied to the leases for office spaces and vehicles are 7.50% and 6.74%, respectively. In addition to the lease payments the Company pays $422,185 annually related to operating costs and realty taxes of the leased office spaces. The amount is reassessed annually based on actual costs incurred.

In addition to the leased asset above the Company engages drilling companies to carry out its drilling programs on its exploration and evaluation properties. The drilling companies provides all required equipment for these drilling programs. These contracts are short-term in nature and the Company has elected not to apply the requirements of IFRS 16 to these payments. Payments to the drilling companies in the six months ended June 30, 2019 were $11,999,315.

7.       COMMITMENTS

Flow-through expenditures:

IsoEnergy has raised funds through the issuance of flow-through shares. Based on Canadian tax law, IsoEnergy is required to spend this amount on eligible exploration expenditures by December 31 of the year after the year in which the shares were issued.

The premium paid for a flow-through share, which is the price paid for the share over the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense.

As of June 30, 2019, IsoEnergy must fulfill approximately $2,002,883 of the required eligible exploration expenditures before December 31, 2019. As the commitment is satisfied, the remaining balance of the flow-through premium liability will be recognized as income.

A continuity of the flow-through share premium liability is as follows:

	Six months ended	Year ended
	June 30, 2019	December 31, 2018

Balance, beginning of the period	$550,392	$109,251
Liability incurred on flow-through shares issued	–	784,892
Settlement of flow-through share liability on expenditure made	(308,226)	(343,751)

Balance, end of the period	$242,166	$550,392

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

8.       EQUIPMENT

	Computing Equipment	Software	Field Equipment	Office, Furniture and Leasehold Improvements	Road	Total

Cost

Balance at December 31, 2017	$235,586	$378,733	$4,218,220	$215,172	$1,773,585	$6,821,296
Additions	69,863	371,281	2,333,896	16,685	305,810	3,097,535
Disposals	–	–	(54,075)	–	–	(54,075)
Balance at December 31, 2018	305,449	750,014	6,498,041	231,857	2,079,395	9,864,756
Assets recognized on adoption of
IFRS 16 (Notes 4 and 6)	–	–	354,163	2,472,349	–	2,826,512
Additions	101,316	176,788	35,417	302,475	–	615,996
Balance at June 30, 2019	$406,765	$926,802	$6,887,621	$3,006,681	$2,079,395	$13,307,264

Accumulated Depreciation

Balance at December 31, 2017	$127,923	$235,944	$1,121,800	$90,530	$262,025	$1,838,222
Depreciation	79,703	180,188	842,944	45,198	409,982	1,558,015
Disposals	–	–	(43,260)	–	–	(43,260)
Balance at December 31, 2018	207,626	416,132	1,921,484	135,728	672,007	3,352,977
Depreciation	40,832	115,877	520,007	287,177	227,749	1,191,642
Balance at June 30, 2019	$248,458	$532,009	$2,441,491	$422,905	$899,756	$4,544,619

Net book value:
At December 31, 2018	$97,823	$333,882	$4,576,557	$96,129	$1,407,388	$6,511,779
At June 30, 2019	$158,307	$394,793	$4,446,130	$2,583,776	$1,179,639	$8,762,645

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

9.       CONVERTIBLE DEBENTURES

	June 30, 2019	December 31, 2018
2016 Debentures (a)	$65,005,578	$72,481,375
2017 Debentures (b)	60,260,569	65,709,509
Convertible Debentures	$125,266,147	$138,190,884

The fair value of the convertible debentures decreased from $138,190,884 on December 31, 2018 to $125,266,147 at June 30, 2019, resulting in a gain of $12,924,737 for the six-month period ended June 30, 2019. This gain for the period ended June 30, 2019 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income (loss of $813,879) and the remaining amount recognized in profit (loss) for the period (gain of $13,738,616).

(a)	2016 Debentures

On June 10, 2016, the Company issued US$60 million principal amount of convertible debentures (the “2016 Debentures”) which were determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. The Company received gross proceeds of $76,416,000 (US$60 million) and net proceeds of $72,363,602 (US$56,852,383) after deducting $4,052,398 (US$3,147,617) in transaction costs from the issue of the 2016 Debentures. A 3% establishment fee of $2,292,480 (US$1.8 million) was also paid to the debenture holders through the issuance of 1,005,586 common shares. The fair value of the 2016 Debentures on issuance date was determined to be $74,123,520 (US$58.2 million).

Pursuant to an amended and restated trust indenture dated July 21, 2017, the maturity date of the 2016 Debentures was extended to July 22, 2022.

The fair value of the 2016 Debentures decreased from $72,481,375 (US$53,131,047) on December 31, 2018 to $65,005,578 (US$49,671,871) at June 30, 2019, resulting in a gain of $7,475,797 (US$3,459,176) for the six-month period ended June 30, 2019. This gain, combined with the gain on the 2017 Debentures (see Note 9(b)) for the period ended June 30, 2019 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income and the remaining amount recognized in profit (loss) for the period.

	Six months ended	Year ended
	June 30, 2019	December 31, 2018
Fair value of 2016 Debentures, beginning of period	$72,481,375	$90,742,373
Fair value adjustment during the period	(7,475,797)	(18,260,998)
Interest payable	347,891	354,480
2016 Debentures and interest payable	$65,353,469	$72,835,855
Less: interest payable included in accounts payable & accrued liabilities	(347,891)	(354,480)
2016 Debentures, end of period	$65,005,578	$72,481,375

The 2016 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2016 Debentures pricing model as at June 30, 2019 and December 31, 2018 are as follows:

	June 30, 2019	December 31, 2018
Volatility	38.00%	38.00%
Expected life in years	3.06 years	3.56 years
Risk free interest rate	1.74%	2.58%
Expected dividend yield	0%	0%
Credit spread	25.30%	25.79%
Underlying share price of the Company	$2.04	$2.41
Conversion exercise price	US$2.3261	US$2.3261
Exchange rate (C$:US$)	$0.7641	$0.7330

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

9.       CONVERTIBLE DEBENTURES (continued)

(b)	2017 Debentures

On July 21, 2017, the Company issued US$60 million principal amount of convertible debentures (the “2017 Debentures”) which were also determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. The Company received gross proceeds of $75,294,000 (US$60 million) and net proceeds of $72,482,854 (US$57,759,864) after deducting $2,811,146 (US$2,240,136) in transaction costs from the issue of the 2017 Debentures. A 3% establishment fee of $2,258,820 (US$1.8 million) was also paid to the debenture holders through the issuance of 869,271 common shares. The fair value of the 2017 Debentures on issuance date was determined to be $73,035,180 (US$58,200,000).

The fair value of the 2017 Debentures decreased from $65,709,509 (US$48,167,064) on December 31, 2018 to $60,260,569 (US$46,046,129) at June 30, 2019, resulting in a gain of $5,448,940 (US$2,120,935) for the six-month period ended June 30, 2019. This gain, combined with the gain on the 2016 Debentures (see Note 9(a)) for the period ended June 30, 2019 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income and the remaining amount recognized in profit (loss) for the period.

	Six months ended	Year ended
	June 30, 2019	December 31, 2018
Fair value of 2017 Debentures, beginning of period	$65,709,509	$80,627,593
Fair value adjustment during the period	(5,448,940)	(14,918,084)
Interest payable	347,891	354,480
2017 Debentures and interest payable	$60,608,460	$66,063,989
Less: interest payable included in accounts payable & accrued liabilities	(347,891)	(354,480)
2017 Debentures, end of period	$60,260,569	$65,709,509

The 2017 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2017 Debentures pricing model as at June 30, 2019 and December 31, 2018 are as follows:

	June 30, 2019	December 31, 2018
Volatility	38.00%	38.00%
Expected life in years	3.06 years	3.56 years
Risk free interest rate	1.74%	2.58%
Expected dividend yield	0%	0%
Credit spread	25.30%	25.79%
Underlying share price of the Company	$2.04	$2.41
Conversion exercise price	US$2.6919	US$2.6919
Exchange rate (C$:US$)	$0.7641	$0.7330

General Terms

At inception, for each of the 2016 Debentures and 2017 Debentures (collectively, the “Convertible Debentures”), the Company made an irrevocable election under IAS 39 to designate the Convertible Debentures as a financial liability at fair value through profit or loss. At their respective initial recognition date, the entire convertible instrument was measured at fair value with associated transaction costs expensed as incurred. Subsequent to initial recognition, the convertible financial instrument is marked to market at each financial reporting date and any change in fair value is recognized in profit or loss with the exception that the change in fair value that is attributable to change in credit risk is presented in other comprehensive income.

The Convertible Debentures bear interest at a rate of 7.5% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year, with the first interest payment on the 2017 Debentures due on December 10, 2017. Two thirds of the interest (equal to 5% per annum) is payable in cash and one third of the interest (equal to 2.5% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the exchange or market that has the greatest trading volume in the Company’s common shares for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

9.       CONVERTIBLE DEBENTURES (continued)

The 2016 Debentures and 2017 Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders at any time prior to maturity at a price per common share of US$2.3261 and US$2.6919, respectively (the “Conversion Price”).

The 2016 Debentures and 2017 Debentures are not redeemable by the Company prior to June 10, 2019 and July 21, 2020, respectively. On or after June 10, 2019 and July 21, 2020 and prior to July 22, 2022, the 2016 Debentures and 2017 Debentures, respectively, may be redeemed by the Company, in whole or in part, at any time that the 20-day VWAP of the common shares exceeds 130% of the Conversion Price, on not less than 30 days’ prior notice to the debenture holders. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

Upon completion of a change of control (which includes in the case of the holders’ right to redeem the Convertible Debentures, a change in the Chief Executive Officer of the Company), the holders of the Convertible Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Convertible Debentures in cash at: (i) on or prior to June 10, 2019 and July 21, 2020 for the 2016 Debentures and 2017 Debentures, respectively, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the holders of the Convertible Debentures to convert the Convertible Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

A “change of control” of the Company is defined as consisting of: (a) the acquisition by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (b) the amalgamation, consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; (c) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other entity following such transaction; or (d) the removal by resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company which removal has not been recommended in the Company’s management information circular, or the failure to elect to the Company’s board of directors a majority of the directors proposed for election by management in the Company’s management information circular.

10.       SHARE CAPITAL AND RESERVES

Authorized Capital - Unlimited number of common shares with no par value and unlimited number of preferred shares.

Issued

For the six months ended June 30, 2018:

(a)	During the six months ended June 30, 2018, the Company issued a total of 5,433,334 common shares on the exercise of 333,334 options at a price of $1.51, 150,000 options at a price of $0.64, 4,450,000 options at a price of $0.40, 200,000 options at a price of $0.46, 100,000 options at a price of $0.50 and 200,000 options at a price of $0.62 for total proceeds of $2,645,334. As a result of the exercises, $1,708,615 was reclassified from reserves to share capital

(b)	On June 11, 2018 the Company issued 745,378 common shares at the then fair value of $2,154,142 to the convertible debenture holders for the share portion of the debenture interest payment.

For the six months ended June 30, 2019:

(a)	During the six months ended June, 2019, the Company issued a total of 3,483,333 common shares on the exercise of 2,450,000 options at a price of $0.40, 150,000 options at a price of $0.46, 50,000 options at a price of $0.50, 325,000 options at a price of $0.64 and 508,333 options at a price of $ 2.24 for total proceeds of $2,420,666. As a result of the exercises, $1,409,017 was reclassified from reserves to share capital.

(b)	On June 7, 2019 the Company issued 1,041,304 common shares at the then fair value of $2,020,130 to the convertible debenture holders for the share portion of the debenture interest payment.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

10.       SHARE CAPITAL AND RESERVES (continued)

Stock Options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2017	37,858,334	$1.42
Granted	9,045,482	2.64
Exercised	(10,458,334)	0.49
Forfeited	(208,334)	3.23
Outstanding at December 31, 2018	36,237,148	$1.98
Granted	4,950,000	1.97
Exercised	(3,483,333)	0.69
Expired/Forfeited	(1,399,999)	2.91
Outstanding at June 30, 2019	36,303,816	$2.07
Number of options exercisable	26,940,160	$1.92

As at June 30, 2019, the Company has stock options outstanding and exercisable as follows:

Number of Options	Number Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date

8,334	8,334	$2.410	0.14	August 20, 2019
3,300,000	3,300,000	$0.460	0.48	December 24, 2019
2,850,000	2,850,000	$0.500	0.91	May 27, 2020
3,250,000	3,250,000	$0.640	1.47	December 16, 2020
250,000	250,000	$2.690	1.94	June 8, 2021
4,425,000	4,425,000	$2.650	1.98	June 23, 2021
2,750,000	2,750,000	$2.240	2.46	December 15, 2021
250,000	250,000	$3.110	2.81	April 22, 2022
1,475,000	983,333	$2.930	3.38	November 13, 2022
3,775,000	2,516,667	$3.390	3.46	December 14, 2022
475,000	316,666	$2.390	3.79	April 13, 2023
4,525,000	3,016,666	$2.850	3.94	June 8, 2023
100,000	66,667	$2.660	3.98	June 20, 2023
720,482	240,160	$2.490	4.15	August 21, 2023
3,200,000	1,066,666	$2.410	4.51	December 31, 2023
500,000	166,667	$2.270	4.73	March 21, 2024
250,000	83,334	$2.220	4.75	March 27, 2024
4,200,000	1,400,000	$1.920	4.96	June 12, 2024
36,303,816	26,940,160

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

10.       SHARE CAPITAL AND RESERVES (continued)

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted average assumptions were used to estimate the weighted average grant date fair values for the six-month periods ended June 30, 2019 and June 30, 2018:

	June 30, 2019	June 30, 2018
Expected stock price volatility	63.69%	84.47%
Expected life of options	5.00 years	5.00 years
Risk free interest rate	1.53%	2.17%
Expected forfeitures	0%	0%
Expected dividend yield	0%	0%
Weighted average fair value per option granted in period	$1.07	$1.89

Share-based payments for options vested for the six months ended June 30, 2019 amounted to $6,780,137 (2018 - $8,905,769) of which $5,965,144 (2018 - $7,141,010) was expensed to the statement of loss (profit) and comprehensive loss (profit) and $814,993 (2018 - $1,764,759) was capitalized to exploration and evaluation assets (Note 5).

11.       RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

Remuneration attributed to key management personnel can be summarized as follows:

	For the six months ended
	June 30, 2019	June 30, 2018
Short-term compensation(1)	$1,656,798	$1,173,314
Share-based payments (stock options)(2)	5,261,458	6,674,929
	$6,918,256	$7,848,243

(1) Short-term compensation to key management personnel for the six months ended June 30, 2019 amounted to $1,656,798 (2018 - $1,173,314) of which $1,286,788 (2018 - $960,625) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $370,010 (2018 - $212,689) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the six months ended June 30, 2019 amounted to $5,261,458 (2018 - $6,674,929) of which $5,156,392 (2018 - $6,306,141) was expensed and $105,066 (2018 - $368,788) was capitalized to exploration and evaluation assets.

As at June 30, 2019, there was $60,599 (December 31, 2018 - $1,415,900) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

12.        CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and debt and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company has historically relied on the equity markets and convertible debt to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

12.        CAPITAL MANAGEMENT

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

13.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and the Convertible Debentures.

The fair values of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - quoted prices in active markets for identical assets or liabilities.
•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3 - inputs for the asset or liability that are not based on observable market data.

The Convertible Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (Note 9). The Convertible Debentures are classified as Level 2.

As at June 30, 2019, the Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)       Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents and amounts receivable. The Company holds cash and cash equivalents with large Canadian and Australian banks. Credit risk is concentrated as a large portion of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)       Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2019, NexGen had cash and cash equivalents of $84,323,653 to settle accounts payable and accrued liabilities of $5,477,313.

(c)       Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

13.	FINANCIAL INSTRUMENTS (continued)

(i)       Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of June 30, 2019. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Convertible Debentures, in an aggregate principal amount of US$120 million, carry a fixed interest rate of 7.5% and hence, are not subject to interest rate fluctuations.

(ii)       Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar denominated cash and US dollar accounts payable and accrued liabilities. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Convertible Debentures. At maturity the US$120 million principal amount of the Convertible Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Convertible Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

(iii)       Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Sensitivity Analysis

As at June 30, 2019, the Company’s US dollar net financial liabilities were US$76,600,725. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $10,025,557 change in loss (profit) and comprehensive loss (profit).

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

14.	SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the six-month period ended June 30, 2019 included:

a)	At June 30, 2019, $3,780,637 of exploration and evaluation asset expenditures and $nil of equipment expenditures were included in accounts payable and accrued liabilities.

b)	At June 30, 2019, $695,782 of interest expense related to the convertible debentures was included in the accounts payable and accrued liabilities. On June 10, 2019 the Company issued 1,041,304 shares valued at $2,020,130 for the non-cash portion of the convertible debenture interest payment.

c)	The right-of-use lease asset of $2,826,512 and related lease liability of $3,222,380 recorded in the six months ended June 30, 2019 were non-cash (see Note 4 & 6).

d)	Share-based payments of $814,993 was included in exploration and evaluation assets (Note 5).

e)	The re-allocation upon exercise of stock options from reserves to share capital of $1,409,017.

The significant non-cash transactions during the six-month period ended June 30, 2018 included:

a)	At June 30, 2018, $1,667,096 of exploration and evaluation asset expenditures and $635,724 of equipment expenditures were included in accounts payable and accrued liabilities.

b)	At June 30, 2018, $692,686 of interest expense related to the convertible debentures was included in the accounts payable and accrued liabilities. On June 10, 2018 the Company issued 745,378 shares valued at $2,154,142 for the non-cash portion of the convertible debenture interest payment.

c)	Share-based payments of $1,764,759 was included in exploration and evaluation assets (Note 5).

d)	The re-allocation upon exercise of stock options from reserves to share capital of $1,708,615.

e)	In the six months ended June 30, 2018 IsoEnergy issued 3,330,000 shares valued at $1,282,050 and a cash payment of $200,000 to expand its interest in the Geiger property (see Note 5(c)).

f)	In the six months ended June 30, 2018 IsoEnergy issued 1,000,000 shares valued at $350,000 and a cash payment of $20,000 to acquire Laroque East uranium exploration property (see Note 5(c)).

NEXGEN ENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 & 2018

16.       LOSS (PROFIT) PER SHARE

Basic net income per share provides a measure of the interests of each ordinary common share in the Company’s performance over the year. Diluted net income per share adjusts basic net income per share for the effect of all dilutive potential common shares. For the three months ended June 30, 2019 and 2018, the Company’s potentially dilutive financial instruments or other contracts were anti-dilutive; therefore, diluted earnings per share is equal to basic earnings per share.

	Six months ended
	June 30, 2019	June 30, 2018
Basic loss (profit) per share
Loss (profit) attributable to common shareholders	$5,077,444	$(5,937,322)
Weighted average number of common shares	352,741,003	343,259,173
Basic loss (profit) per share	$0.01	$(0.02)

Diluted loss (profit) per share Loss (profit) available to common shareholders	$5,077,444	$(5,937,322)
Interest expense on convertible debentures	(5,997,807)	(5,993,926)
Mark to market gain on convertible debentures	13,738,616	20,703,483
Diluted Loss available to common shareholders	$12,818,253	$8,772,235

Weighted average number of common shares	352,741,003	343,259,173
Effect of conversion of convertible debentures	48,083,337	48,083,337
Effect of share options on issue	•	15,320,482
Weighted average number of common shares (diluted) at June 30	400,824,340	406,662,992
Diluted loss per common share	$0.03	$0.02

At June 30, 2019, all options (2018: 10,975,000) were excluded from the diluted weighted-average number of common shares calculation because their effect would have been anti-dilutive.

17.    COMPARATIVE FIGURES

Certain amounts have been reclassified to conform with current period presentation.